Filed Pursuant to Rule 433
Registration Statement No. 333-173749-01
Preliminary Prospectus Supplement Dated April 29, 2013 and
Prospectus dated April 27, 2011

$275,000,000 3.15% NOTES DUE 2023

Issuer:	Mack-Cali Realty, L.P.
Type:	SEC Registered
Size:	$275,000,000
Maturity:	May 15, 2023
Coupon (Interest Rate):	3.15%
Benchmark Treasury:	UST 2.00% due February 15, 2023
Benchmark Treasury Price / Yield:	103-1+ / 1.662%
Spread to Benchmark Treasury:	1.75% (175 basis points)
Yield to Maturity:	3.412%
Expected Ratings* (Moody’s / S&P):	Baa2 / BBB
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2013
Day Count Convention:	30 / 360
Redemption Provision:

Callable at any time at a Make-Whole Premium of comparable maturity U.S. Treasury plus 30 bps; provided, however, if the notes are redeemed on or after 90 days prior to the maturity date, the Make-Whole Premium will be zero

Initial Price to Public:	97.792%
Underwriting Fees:	0.650%
Net Proceeds to Mack-Cali (before expenses):	$267,140,500
Settlement Date:	T+7; May 8, 2013
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	55448Q AS5 / US55448QAS57
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Deutsche Bank Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc., c/o Broadridge Financial Solutions toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER SYSTEM.